Exhibit 99.1

Media Release

QIAGEN delivers solid Q3 2024 growth ahead of outlook, increases full-year 2024 adjusted EPS outlook

•Q3 2024: Net sales of $502 million (+5% actual rates, +6% constant exchange rates, CER); diluted EPS of $0.44 and adjusted diluted EPS of $0.57

◦Net sales of $502 million CER ahead of outlook for at least $495 million CER and adjusted diluted EPS of $0.58 CER ahead of outlook for at least $0.55 CER

◦+10% CER growth in Diagnostic solutions leads results among product groups

◦29.6% adj. operating income margin up 3 percentage points vs. 26.6% in Q3 2023

◦Free cash flow up 73% to $364 million in first nine months of 2024 vs. same 2023 period

•FY 2024 net sales outlook reaffirmed for at least $1.985 billion CER on solid core business trends; adj. diluted EPS outlook increased to at least $2.19 CER

Venlo, the Netherlands, November 6, 2024 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced results for the third quarter and first nine months of 2024.

Net sales rose 5% to $502 million in Q3 2024 over Q3 2023, while results at constant exchanges rates (CER) of $502 million rose 6% and were above the outlook for at least $495 million CER. The adjusted operating income margin rose three percentage points to 29.6% on benefits from the recent decision to discontinue the NeuMoDx system as well as broader efficiency gains that have improved profitability and freed up resources for targeted reinvestment. Adjusted diluted earnings per share (EPS) were $0.57, and results at CER of $0.58 were above the outlook for at least $0.55 CER.

QIAGEN has reaffirmed its FY 2024 sales outlook for at least $1.985 billion CER based on the solid core business performance in the first nine months of the year. The outlook for adjusted diluted EPS has been increased to at least $2.19 CER (previously $2.10 CER at start of 2024), while the adjusted operating income margin target has been reaffirmed for at least 28.5% compared to 26.9% in 2023.

"QIAGEN delivered another solid performance in the third quarter of 2024, exceeding our goals for net sales and adjusted earnings thanks to the strong trends in our business and the resilience of our portfolio with over 85% of sales from highly recurring revenues. We are executing quarter after quarter in this challenging macro environment on delivering sales growth combined with market share gains and operational efficiency thanks to a differentiated portfolio," said Thierry Bernard, CEO of QIAGEN.

"The value of our portfolio was again underscored with three QIAGEN customers recently being awarded Nobel Prizes for their groundbreaking contributions to advancing science and improving healthcare. Our teams are constantly enhancing this portfolio, and recent developments include the launch of 100 new assays for the QIAcuity digital PCR system along with the new QIAcuityDx version for clinical applications. We have expanded the utility of our QIAstat-Dx system beyond syndromic testing through new pharma partnerships with AstraZeneca and Eli Lilly. This progress in 2024 to achieve our goals marks a key step toward achieving our 2028 targets and delivering on our commitment to solid profitable growth," Bernard said.

"Our 2024 results to date reflect a positive quarterly trend in sales and adjusted earnings, along with a 73% increase in free cash flow. We are well-positioned to achieve the updated outlook for 2024 as we once again increase our adjusted EPS target," said Roland Sackers, CFO of QIAGEN. "We are implementing initiatives to simplify QIAGEN and increase efficiency, and these initiatives are putting us on track to increase our adjusted operating income margin above 31% by the end of 2028, reaffirming our commitment to solid profitable growth."

Key figures

In $ millions (Except EPS and diluted shares)	Q3			9M
	2024	2023	Change	2024	2023	Change

Net sales	502	476	5%	1,457	1,456	0%
Net sales - CER	502		6%	1,466		1%
Operating income (loss)	112	97	15%	(21)	299	-107%
Net income (loss)	98	78	26%	(5)	244	-102%
Diluted EPS / (Net loss per share) (1)	$0.44	$0.34	29%	($0.02)	$1.06	-102%
Diluted shares (in millions) (1)	224	231		225	231

Adjusted operating income	149	126	18%	408	386	6%
Adjusted net income	128	115	11%	354	350	1%
Adjusted diluted EPS	$0.57	$0.50	14%	$1.58	$1.52	4%
Adjusted diluted EPS - CER	$0.58		16%	$1.60		5%

Please refer to accompanying tables in this release for full income statement information and a reconciliation of reported to adjusted figures.
(1) Reported diluted EPS for 9M 2024 based on basic shares of 222.7 million. Weighted number of diluted shares (9M 2024: 224.9 million).
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sales: Q3 2024 results delivered 6% CER sales growth over the same 2023 period, and also rose 6% CER excluding NeuMoDx sales. Diagnostic solutions led the performance among product groups, rising 10% CER and driven by QuantiFERON (+10% CER) and QIAstat-Dx (+40% CER), along with higher sales in Sample technologies and PCR product groups. Consumables and related revenues grew 8% CER over Q3 2023, supported by improved trends in all regions. Instrument sales declined 9% CER, and in line with the results for the first nine months of 2024 amid ongoing cautious customer capital spending trends.

•Operating income: For Q3 2024, operating income rose 15% to $112 million, and included $21 million of pre-tax charges (of which over 60% was non-cash) primarily related to the decision in June 2024 to discontinue NeuMoDx. Adjusted operating income rose 18% to $149 million, while the adjusted operating income margin rose to 29.6% of sales from 26.6% in Q3 2023. This increase reflected efficiency gains across QIAGEN to improve profitability and free up resources to reinvest in growth initiatives as well as benefits from the NeuMoDx decision. In terms of components, the adjusted gross margin rose to 66.5% in Q3 2024 from 66.1% in Q3 2023 on higher production capacity utilization. R&D investments were 8.9% in Q3 2024 compared to 10.1% in Q3 2023. Sales and marketing expenses were 22.2% compared to 23.4% in Q3 2023, while General and administrative expenses were steady at 5.9% of sales.

•EPS: Diluted EPS rose to $0.44 per share in Q3 2024 from $0.34 in Q3 2023. Adjusted diluted EPS for Q3 2024 were $0.57, while adjusted diluted EPS of $0.58 CER were above the outlook for at least $0.55 CER. The adjusted tax rate was 20% in Q3 2024, and above the quarterly estimate for about 19%.

Sales by product groups

In $ millions	Q3				9M
	2024 sales	2023 sales	Change	CER change	2024 sales	2023 sales	Change	CER change

Sample technologies	162	160	+1%	+1%	480	499	-4%	-3%
Diagnostic solutions	197	179	+10%	+10%	552	518	+7%	+7%
Of which QuantiFERON	122	110	+10%	+10%	338	306	+10%	+11%
Of which QIAstat-Dx	28	20	+41%	+40%	77	62	+24%	+24%
Of which NeuMoDx	7	8	-9%	-10%	23	31	-25%	-26%
Of which Other	41	41	-1%	0%	114	118	-4%	-3%
PCR / Nucleic acid amplification	74	68	+9%	+9%	218	219	-1%	0%
Genomics / NGS	55	55	0%	0%	168	174	-3%	-3%
Other	14	14	-3%	+2%	39	46	-17%	-12%
Total net sales	502	476	+5%	+6%	1,457	1,456	0%	+1%

Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sample technologies: Higher consumables sales in Q3 2024 led the performance with 1% CER growth over the year-ago period. Instrument sales declined modestly despite ongoing solid placement trends for the QIAcube Connect and EZ2 systems.

•Diagnostic solutions: Q3 2024 sales grew 10% CER, and were up 11% CER excluding NeuMoDx, led by double-digit CER gains in consumables sales but lower instrument sales over the year-ago period. Among the key drivers, sales of the QuantiFERON test for latent tuberculosis (TB) detection maintained a solid 10% CER growth rate and the sixth consecutive quarter with sales above $100 million on solid demand in all regions on conversion from the tuberculin skin test. QIAstat-Dx grew a dynamic 40% CER on double-digit sales gains in both consumables and instrument sales for the syndromic testing system. QIAstat-Dx placements were robust in Q3 2024 and remain on track to achieve the 2024 goal of at least 600 new systems. NeuMoDx results reflected the decision in Q2 2024 to discontinue this system and support customers during a transition period into 2025.

•PCR / Nucleic acid amplification: Overall Q3 2024 sales growth of 9% CER over the year-ago period reflected solid double-digit gains in various PCR consumables. QIAcuity digital PCR consumables sales rose at a double-digit CER pace and supported by the launch of new assays, but instrument sales also declined at a double-digit CER rate compared to Q3 2023 due to the cautious instrument purchasing environment.

•Genomics / Next-generation sequencing (NGS): Sales in Q3 2024 were largely unchanged compared to Q3 2023, with single-digit CER growth in NGS consumables against a low-single-digit CER decline in QIAGEN Digital Insights (QDI) bioinformatics. Sales in the market-leading QDI business reflected higher sales among clinical customers, but also the transition, particularly in the pharmaceuticals sector, to SaaS (software-as-a-service) subscription models from longer-term licensing agreements.

Key cash flow data

In $ millions	Q3			9M
	2024	2023	Change	2024	2023	Change

Net cash provided by operating activities	182	125	+46%	482	308	+56%
Purchases of property, plant and equipment	(43)	(36)	+22%	(118)	(98)	+21%
Free cash flow	139	89	+56%	364	210	+73%

Net cash (used in) provided by investing activities	(231)	249	NM	(242)	(29)	NM
Net cash provided by (used in) financing activities	485	(401)	NM	66	(426)	NM

Tables may have rounding differences. Percentage changes are to prior-year periods.

•Net cash from operating activities was $482 million for 9M 2024, rising 56% from $308 million in the year-ago period. Results for 2024 reflected an overall decrease in working capital requirements amid an increased focus on improving cash flow. Free cash flow rose 73% to $364 million in 9M 2024, absorbing a slight increase in property, plant and equipment investments.

•As of September 30, 2024, cash, cash equivalents and short-term investments were $1.5 billion compared to $1.1 billion as of December 31, 2023. Results for the 2024 period included the net proceeds of $496.4 million from the issuance of new convertible notes, the return of approximately $300 million through the synthetic share repurchase in January and the repayment in June of $101.5 million of German private debt placements. The leverage ratio was 0.6x (net debt to adjusted EBITDA) as of September 30, 2024 compared to 0.6x at December 31, 2023. QIAGEN has $500 million of convertible notes reaching maturity in Q4 2024.

Portfolio update

QIAGEN is building momentum in its Sample to Insight portfolio through targeted actions including:

•Four QIAstat-Dx panels have received FDA clearance to date in 2024, and now offers a full menu of tests in the U.S. for detection of respiratory, gastrointestinal and meningitis / encephalitis conditions. FDA clearances have now been received in 2024 for these tests:
◦QIAstat-Dx Meningitis/Encephalitis Panel
◦QIAstat-Dx Gastrointestinal Panel 2
◦QIAstat-Dx Respiratory Panel Plus
◦QIAstat-Dx Respiratory Panel Mini

Several QIAstat-Dx products - instruments as well as the Respiratory and Gastrointestinal panels - also received CE-marking under the European Union’s new In-Vitro Diagnostic Medical Devices Regulation (IVDR). QIAGEN has already transitioned over 80% of its overall portfolio of diagnostic products to the new regulatory framework.

Additionally, two new pharma collaborations were also announced to expand QIAstat-Dx into precision medicine and build on the initial success in syndromic testing. QIAGEN will develop companion diagnostics for AstraZeneca on QIAstat-Dx for therapies being developed to address various chronic diseases. QIAGEN also announced a new collaboration with Eli Lilly and Company to support the development on QIAstat-Dx of the first commercially available in-vitro diagnostic identify APOE genotypes, which can play a role in diagnosing Alzheimer’s disease.

•The QIAcuityDx digital PCR system was launched in September, expanding the power of digital PCR into clinical diagnostics. This system streamlines clinical testing by providing highly precise, absolute quantitation of target DNA and RNA, and can support liquid biopsy applications. QIAGEN has already signed three partnerships with pharmaceutical companies to develop companion diagnostics on QIAcuityDx and is leading the entry of digital PCR into precision medicine.

The QIAcuity dPCR portfolio was also expanded with the addition of over 100 new validated assays for cancer research, inherited genetic disorders, infectious disease surveillance and other applications. QIAGEN continues to expand the portfolio of validated assays to enhance utilization across multiple application areas. These assays are available via the GeneGlobe platform.

•In the Sample technologies portfolio, PreAnalytiX (a QIAGEN and BD joint venture) launched the PAXgene® Urine Liquid Biopsy Set to address the challenge of gaining access to cell-free DNA (cfDNA) from urine, which can provide important data and information not found in blood samples.

Leadership change in Executive Committee

Dr. Jonathan Sheldon, Head of the QIAGEN Digital Insights Business Area and member of the Executive Committee, has stepped down from this role. QIAGEN would like to thank Dr. Sheldon for his many important contributions to developing our bioinformatics business and wish him all the best in his future endeavors. The highly experienced QDI team will now report to Thierry Bernard.

Outlook

For FY 2024, QIAGEN reaffirms the outlook for net sales of at least $1.985 billion CER based on the solid performance in the first nine months 2024. Consumables and related revenues are expected to drive growth, while larger-scale instrument sales remain challenging. Adjusted diluted EPS are now expected to be at least $2.19 CER (previously $2.16 CER), and a significant increase from the initial 2024 outlook of at least $2.10 CER. QIAGEN also continues to expect the adjusted operating income margin of at least 28.5%, an increase of at least 1.6 percentage points from 26.9% in 2023.

Based on exchange rates as of October 31, 2024, currency movements against the U.S. dollar are expected to have a negative impact on full-year net sales of about one percentage point and a negative impact of about $0.02 per share on adjusted EPS results.

For Q4 2024, net sales are expected to be at least $520 million CER compared to $509 million in Q4 2023. Adjusted diluted EPS are expected to be at least $0.60 CER per share compared to $0.55 in Q4 2023.

Based on exchange rates as of October 31, 2024, currency movements against the U.S. dollar are expected to have a neutral impact on Q4 2024 net sales and adjusted EPS results.

Investor presentation and conference call

A conference call is planned for Thursday, November 7, 2024 at 15:30 Frankfurt Time / 14:30 London Time / 9:30 New York Time. A live audio webcast will be made available in the investor relations section of the QIAGEN website, and a recording will also be made available after the event.
A presentation will be available before the conference call at https://corporate.qiagen.com/investor-relations/events-and-presentations/default.aspx.

Use of adjusted results

QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales, adjusted gross income, adjusted gross profit, adjusted operating income, adjusted operating expenses, adjusted operating income margin, adjusted net income, adjusted net income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted EPS, adjusted income taxes, adjusted tax rate, and free cash flow. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of September 30, 2024, QIAGEN employed more than 5,800 people in over 35 locations worldwide. Further information can be found at https://www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.
Contacts

Investor Relations		Public Relations
John Gilardi	+49 152 018 11711	Thomas Theuringer	+49 2103 29 11826
Domenica Martorana	+49 152 018 11244	Lisa Specht	+49 2013 29 14181
e-mail: ir@QIAGEN.com		e-mail: pr@QIAGEN.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(unaudited)

(In $ thousands, except per share data)	Three months		Nine months
	ended September 30,		ended September 30,
	2024	2023	2024	2023

Net sales	$501,869	$475,894	$1,457,012	$1,456,149
Cost of sales:
Cost of sales	179,817	161,864	777,922	490,407
Acquisition-related intangible amortization	13,745	16,070	45,030	48,154
Total cost of sales	193,562	177,934	822,952	538,561
Gross profit	308,307	297,960	634,060	917,588
Operating expenses:
Sales and marketing	111,262	111,462	337,069	342,434
Research and development	44,453	47,934	144,889	152,545
General and administrative	29,394	28,649	85,580	90,780
Acquisition-related intangible amortization	2,351	2,713	7,787	8,072
Restructuring, acquisition, integration and other, net	8,744	10,021	80,122	24,434
Total operating expenses	196,204	200,779	655,447	618,265
Income (loss) from operations	112,103	97,181	(21,387)	299,323
Other income (expense):
Interest income	18,254	20,380	52,924	59,731
Interest expense	(11,484)	(13,018)	(32,698)	(40,969)
Other expense, net	(2,417)	(4,713)	(3,544)	(7,152)
Total other income, net	4,353	2,649	16,682	11,610
Income (loss) before income tax expense	116,456	99,830	(4,705)	310,933
Income tax expense	18,400	22,012	26	67,294
Net income (loss)	$98,056	$77,818	($4,731)	$243,639

Diluted earnings (loss) per common share (1)	$0.44	$0.34	($0.02)	$1.06
Diluted earnings per common share (adjusted) (1)	$0.57	$0.50	$1.58	$1.52
Diluted shares used in computing diluted earnings per common share	224,035	230,613	224,874	230,578

(1) Reported diluted net loss per common share based on basic shares for 9M 2024 of 222.7 M. Adjusted diluted EPS calculated using
224.9 M diluted shares.

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED RESULTS
(In $ millions, except EPS data)
(unaudited)

Three months ended September 30, 2024	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*

Reported results	501.9	308.3	112.1	116.5	(18.4)	16%	98.1	$0.44
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	11.9	20.5	20.5	(8.8)		11.7	0.05
Purchased intangibles amortization	—	13.7	16.1	16.1	(4.0)		12.1	0.05
Non-cash interest expense charges (b)	—	—	—	4.9	—		4.9	0.02
Non-cash other income, net (c)	—	—	—	2.1	—		2.1	0.01
Certain income tax items (d)	—	—	—	—	(1.0)		(1.0)	0.00
Total adjustments	—	25.5	36.7	43.7	(13.8)		29.9	0.14
Adjusted results	501.9	333.9	148.8	160.2	(32.2)	20%	128.0	$0.57

*Using 224.0 M diluted shares

Nine months ended September 30, 2024	Net Sales	Gross Profit	Operating Income (Loss)	Pre-tax Income (Loss)	Income Tax	Tax Rate	Net Income (Loss)	Diluted EPS*

Reported results	1,457.0	634.1	(21.4)	(4.7)	—	0%	(4.7)	($0.02)
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	295.9	376.0	376.0	(74.0)		302.0	1.34
Purchased intangibles amortization	—	45.0	52.8	52.8	(13.0)		39.8	0.18
Non-cash interest expense charges (b)	—	—	—	14.6	—		14.6	0.06
Non-cash other income, net (c)	—	—	—	2.6	—		2.6	0.01
Certain income tax items (d)	—	—	—	—	—		—	0.00
Total adjustments	—	341.0	428.9	446.1	(87.0)		359.0	1.60
Adjusted results	1,457.0	975.1	407.5	441.4	(87.0)	20%	354.3	$1.58
*Reported Diluted EPS does not consider dilutive shares in the nine months ended September 30, 2024 as those shares would be antidilutive. Basic shares for 9M 2024 were 222.7 M. Impact of adjustments and Adjusted Diluted EPS were calculated using 224.9 M diluted shares.

(a) Results for 2024 include charges for the restructuring program initiated in Q2 2024, as well as acquisition projects, including the continued integration of Verogen Inc.
(b) Cash Convertible Notes were recorded at an original issue discount that is recognized as incremental non-cash interest expense over the expected life of the notes.
(c) Adjustment includes the net impact of changes in fair value of the Call Options and the Embedded Cash Conversion Options related to the Cash Convertible Notes.
(d) Includes the impact of the estimated annual effective tax rate applied to the pretax amount in order to calculate the non-GAAP provision for income taxes. Additionally, certain income tax items were excluded from adjusted results that represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal future income tax expense.

Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	September 30, 2024	December 31, 2023

Assets	(unaudited)
Current assets:
Cash and cash equivalents	$972,985	$668,084
Short-term investments	507,379	389,698
Accounts receivable, net	345,581	381,877
Inventories, net	321,699	398,385
Prepaid expenses and other current assets	306,429	309,516
Total current assets	2,454,073	2,147,560
Long-term assets:
Property, plant and equipment, net	759,932	765,037
Goodwill	2,486,242	2,475,732
Intangible assets, net	330,829	526,821
Other long-term assets	239,121	200,040
Total long-term assets	3,816,124	3,967,630
Total assets	$6,270,197	$6,115,190
Liabilities and equity
Current liabilities:
Current portion of long-term debt	$555,257	$587,970
Accrued and other current liabilities	494,293	407,168
Accounts payable	79,018	84,155
Total current liabilities	1,128,568	1,079,293
Long-term liabilities:
Long-term debt, net of current portion	1,364,584	921,824
Other long-term liabilities	247,051	306,309
Total long-term liabilities	1,611,635	1,228,133
Equity:
Common shares, 0.01 EUR par value, authorized—410,000 shares, issued—223,904 and 230,829 shares, respectively	2,601	2,702
Additional paid-in capital	1,655,076	1,915,115
Retained earnings	2,362,542	2,456,800
Accumulated other comprehensive loss	(413,475)	(433,830)
Less treasury stock, at cost — 1,647 and 2,627 shares, respectively	(76,750)	(133,023)
Total equity	3,529,994	3,807,764
Total liabilities and equity	$6,270,197	$6,115,190

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

(In $ thousands)	Nine Months Ended September 30,
	2024	2023

Cash flows from operating activities:
Net (loss) income	($4,731)	$243,639
Adjustments to reconcile net (loss) income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	157,716	153,766
Non-cash impairments	200,270	4,158
Amortization of debt discount and issuance costs	15,391	25,143
Share-based compensation expense	32,793	35,067
Deferred tax benefit	(32,313)	(14,421)
Other items, net including fair value changes in derivatives	8,776	7,174
Change in operating assets, net	102,561	(68,696)
Change in operating liabilities, net	1,579	(77,743)
Net cash provided by operating activities	482,042	308,087
Cash flows from investing activities:
Purchases of property, plant and equipment	(118,483)	(98,260)
Purchases of intangible assets	(3,103)	(12,320)
Purchases of short-term investments	(561,377)	(905,617)
Proceeds from redemptions of short-term investments	443,173	1,151,742
Cash paid for acquisitions, net of cash acquired	—	(149,532)
Cash paid for collateral asset	(926)	(12,557)
Purchases of investments, net	(1,728)	(2,657)
Net cash used in investing activities	(242,444)	(29,201)
Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	496,352	—
Capital repayment	(292,099)	—
Repayment of long-term debt	(101,536)	(400,000)
Proceeds from exercise of call options related to cash convertible notes	—	36,762
Payment of intrinsic value of cash convertible notes	—	(36,762)
Proceeds from issuance of common shares	—	163
Tax withholding related to vesting of stock awards	(33,254)	(17,183)
Cash paid for collateral liability	(2,550)	(9,371)
Other financing activities	(833)	—
Net cash provided by (used in) financing activities	66,080	(426,391)
Effect of exchange rate changes on cash and cash equivalents	(777)	(3,229)
Net increase (decrease) in cash and cash equivalents	304,901	(150,734)
Cash and cash equivalents, beginning of period	668,084	730,669
Cash and cash equivalents, end of period	$972,985	$579,935

Reconciliation of free cash flow(1)
Net cash provided by operating activities	$482,042	$308,087
Purchases of property, plant and equipment	(118,483)	(98,260)
Free cash flow	$363,559	$209,827

(1) Free cash flow is a non-GAAP financial measure and is calculated from net cash provided by operating activities reduced by purchases of property, plant and equipment.